Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following is the transcript of a call with investors:

Craig Moffett - MoffettNathanson - Analyst

I am absolutely delighted to be joined by David Cohen, who is Comcast's EVP of almost everything. Your title is too long to even read much less to give your whole bio.

As I think most of you know David is the point person for the Comcast, Time Warner Cable merger in Washington. But also as it turns out, and that was a lone reason why I said if I can have anybody at this conference to kick off the conference I would love to have David Cohen.

But as it has turned out your story has gotten even more interesting with what's coming up on the agenda for the FCC tomorrow. So there's a ton of stuff to talk about.

Just one logistics point, you will find notecards on your chairs. Rona will be collecting cards during the course of the event so if you pass your cards to the center she'll come down the center aisle and collect your questions and you can pass them up to me.

David, I want to start just by understanding the mechanics of the regulatory process for the merger, if you would. So tell us where we are at this point and is the application deemed complete and then how do the mechanics work in terms of comment periods and the like going forward?

David Cohen - Comcast Corporation - EVP

So, the mechanics of approval of the transaction are never easy. And we have added additional complexity by announcing the series of divestitures to Charter and to that beautifully named SpinCo.

And I will by the way, absolutely, I will be able to absolutely represent to you today that by the time SpinCo exists it will not be called SpinCo. As people have said to me please tell me that my cable company is not going to be called SpinCo.

So let's break it down into pieces. There is federal and state and local. On the federal level it's the Department of Justice and the FCC.

The Department of Justice actually does not have the right to approve the transaction. They have the right under Hart-Scott-Rodino to review the transaction. And if they decide that they don't like the transaction they can either negotiate a consent decree with us, or they can sue us to block the transaction.

But once the Hart-Scott-Rodino waiting period ends, which is a bit of an indeterminate time period depending on second request for documents, review, etc., etc., we are free to close in the absence of a legally enforceable injunction. So the Hart-Scott-Rodino filings for the initial Time Warner Cable transaction have been made and the clock has started to run. But we've not yet made the Hart-Scott-Rodino filings for the, let's just call it the divestiture transactions.

And we have asked the Justice Department to review the entire transaction as a whole. Not to just start with the Time Warner Cable and then move on to the divestitures.

So although there is work being done within the Justice Department on the transaction, the entire transaction is not yet in front of them. We expect to be able to do the Hart-Scott-Rodino filings in the next -- I hate putting a deadline on it because then you will be calling me and saying did you do it, so over the next few weeks. That's the time period.

Then you have the FCC. By the way, the DOJ process is a fairly confidential process, that is there are no public filings about it, there are a lot of interviews, private interviews, private discussions, private work but it is reasonably opaque to the public.

The FCC process is a much more public process, much more open. Unlike the Justice Department we actually need affirmative FCC approval for these transactions because they involve the transfer of hundreds of licenses, so they are governed by the FCC.

So in the FCC's case we actually have to have an order approving the transaction in order to proceed. We filed the applications for license transfer and public interest statement, again for the original Time Warner Cable transaction. We have not filed public interest statements and there will be three more required and a whole series of license approvals with the FCC for the divestiture transactions and again we have asked the FCC to consider the transaction as a whole.

Once everything is filed and our filing plan for the FCC is the same thing over the next few weeks or so, then the FCC will issue it's called a public notice. The public notice says we have this transaction -- I'm sorry, let me say one thing, you can see that the FCC has in fact already announced that they are going to treat the divestiture transactions in the same docket as the same docket they have opened for our transaction, so it would appear that they have agreed and are going to view the transactions as a whole, which again was our request.

So, once the public notice says we have this matter on file and it sets a series of deadlines. So the first deadline would be for people who want to comment on the transaction. You have X days, call it 30 to 45 --

Craig Moffett - MoffettNathanson - Analyst

Typically it is 30 but I think (multiple speakers) we expect a longer comment period.

David Cohen - Comcast Corporation - EVP

30 to 45 would be my guess. And then you have a response period which has been very short. It is been as short as 10 days but I would say 20 to 30 is probably more likely here.

And then you have a third period for replies to the replies. That is almost always very short, typically 10 days, so 10 or 20 days, something like that.

And then there's a lot of analysis and work that happens at the commission. There are a lot of meetings that either good or bad thing is that every time anyone has a meeting on this transaction with the FCC they are supposed to file what is called an Ex Parte, which is a letter that says I met with so-and-so, this is what we discussed.

So, that is a fairly transparent process and then there will be a review period and a negotiation period. The FCC has something called a 180-day shot clock which runs from the date of issuance of the public notice. On the one hand you can say that every transaction in the history of the FCC has been finished within the 180-day shot clock because what typically happens is if the commission is not ready at day 179 they stop the clock and when they are ready to rule they restart the clock and they say here we are, it's 180 days.

Tom Wheeler has said publicly, not relating to our transaction, that he would like to see better compliance with the FCC with its timelines, on its specifically that he would like to see compliance with the 180-day shot clock. So I think there's going to be every effort made by the commission to comply with that, which is why I continue to say that we are looking at a yearend completion of that review process, which I still think is reasonable although we have made it a little more challenging with the divestiture transactions.

Then you have state and local governments. And unless you want it, I'm not going to give you the details of this but we have got hundreds of local filings in the between 20 and 30 state filings. The state filings we do need state approvals, so they are sort of like the FCC.

On the local level the local governments have 120 days to respond to the local filings. If not they are deemed approved. But again what typically happens is they are extended or the local governments deny because once they deny they are going to have more time to reconsider.

But again all of this within the timeframe that we have between now and the end of the year should be proceeding on parallel tracks. We have made all of our state and local filings for the Time Warner Cable part of the transaction.

We are working on the divestiture filings, on the filings we have to make in connection with the divestiture. And my guess is that we'll get those filed probably a little later then we will complete the federal filings.

Craig Moffett - MoffettNathanson - Analyst

Help me understand, so in the DOJ and the FCC portion, as issues come up as either Ex Parte concerns are raised in the comment period and you start to negotiate remedies, so to speak, do you pool those and then deal with them all at once, do you deal with them as they arise, and how frequent is the dialogue with the DOJ and the FCC?

David Cohen - Comcast Corporation - EVP

The answer is all of the above and it depends. Sometimes serious issues might get raised and there is an interest in an immediate discussion about them. And you really start with issue identification.

Hey, this is completely hypothetical because none of this has happened yet, really, really, but hey, we are hearing from a lot of advertisers, can you come in? We really want to understand what your view of the impact on the advertising market from this transaction.

So you sort of start at the issue level and remember, although the government is highly expert and both DOJ and FCC, by the way, have assembled top-notch professional transaction teams that are dedicated to reviewing this transaction, they don't know our business as well as we know our business. And a large part of this process is an education process. It's a learning process.

So you start with the learning education analytics, which the Justice Department will be through interviews and then coming back to us and saying what about this, what about that, and that's a long part of -- that's the largest part of what happens here. It's normally not until relatively near the end of the process that the Justice Department or the FCC, and by the way sometimes the Justice Department defers to the FCC, they give the FCC its concerns and it's all negotiated as part of the FCC order.

Sometimes as in NBC Universal both agencies want to have their own negotiated document. But it's relatively near the end of the process that you begin to have a discussion about what are conditions and commitments that might be helpful or required to enable the government to sign off on the transaction.

Craig Moffett - MoffettNathanson - Analyst

So you get to the end of the process and you either get an approval with some set of conditions, or you get an outright rejection. Are there line-in-the-sand issues that you would say look, if you ask us for this we walk away?

David Cohen - Comcast Corporation - EVP

So, I'm not sure it's quite that stark, let me just say that. I don't know that I remember -- the DOJ doesn't give you an approval or a rejection, they bring a lawsuit, take US Airways, American, they brought a lawsuit. That meant they were not in favor of the transaction.

And then that lawsuit got settled, interestingly. The FCC has lots of options. They can simply -- I'm not sure I remember an FCC order rejecting a transaction, there might be one.

But the more typical thing would be that the FCC would simply not act because you can't close in the absence of their actions. This is what we need, but we are not interested in doing it, okay, then we're not going to issue an order, come back and see us if you change your mind. That's certainly a possible outcome.

Craig Moffett - MoffettNathanson - Analyst

Are there issues that --

David Cohen - Comcast Corporation - EVP

So the answer is, I am sure there are. But I really haven't spent a lot of time, we haven't, spent a lot of time thinking about that.

I don't think we are drinking our Kool-Aid here. I think that we strongly believe that this is not that difficult a transaction from an antitrust or a public interest benefit perspective. And we have started by offering what we think are legitimate and important concessions and commitments that we are prepared to live with under the Time Warner Cable transaction including standalone broadband, the extension of the program access arbitration conditions to whatever Time Warner, that are in the NBC order --

Craig Moffett - MoffettNathanson - Analyst

For what period of time?

David Cohen - Comcast Corporation - EVP

Well, for the period of time that they exist in the NBC-Universal --

Craig Moffett - MoffettNathanson - Analyst

But that is through 2018, right?

David Cohen - Comcast Corporation - EVP

Correct.

Craig Moffett - MoffettNathanson - Analyst

So, would you extend those for another 10 years?

David Cohen - Comcast Corporation - EVP

You've heard me say this before, Craig, I don't really want to negotiate conditions with you, or with the press. We will negotiate conditions at the right time with the FCC, but I will give you a preview.

My argument, the conditions that were put in place at NBC-Universal on the program access side were meant to be a prophylactic, a belt-and-suspenders approach to make sure that the incentives that existed on the cable side of the business did not infect negotiations that NBC-Universal would have with MVPDs, with satellite companies, other cable companies, etc. Our economist argued I think in the extremely compelling fashion that we had neither the incentive nor the ability at NBC-Universal to disrupt the programming market in the basic structure of that transaction. I won't go through the whole argument here.

We agreed to the conditions and negotiated those conditions in the transaction because we felt that they would not constrain our ability to do business. And we argued to the FCC, we are happy to accept this but we don't think they are going to be necessary. We think we are going to continue to negotiate appropriate arm's-length agreements with our -- between NBC-Universal in the MVPDs they do business with.

And in three-plus years we have negotiated dozens of agreements with MVPDs without any need to resort to the arbitration provisions. So when it comes to the negotiation with the FCC, I think there is an equal case to be made, honestly, that you could terminate the conditions of the NBC-Universal order earlier as opposed to extending them longer because they have proven not to be necessary.

Our economists have turned out to be right. And by the way, we have refreshed that economic work. I won't ask for a show of hands of how many people here have read every page of our 750-page public interest filing, I am sure Craig will raise his hand.

But we have refreshed that work and the economist we are using who are partly the same and partly different, feel even more strongly today that that is not necessary. So, I am not saying I think we are going to get out of the conditions earlier but I think we have a pretty strong case that there is really no need for an extension of those conditions.

Craig Moffett - MoffettNathanson - Analyst

Let me come to one of the conditions and this opens, I think, one of the knottier issues right now in Washington and that is, you preempted in some ways the net neutrality order by announcing that you would voluntarily commit to what essentially were the terms of net neutrality as defined by the 2010 Open Internet Order.

David Cohen - Comcast Corporation - EVP

I would have said exactly what they are. We committed to follow that order and be legally bound by it regardless of what happened to it in the (multiple speakers)

Craig Moffett - MoffettNathanson - Analyst

There's been a lot that's happened to that order since then. And paid prioritization was not part of that order.

So I guess one of the first questions I would have is, did it include an allowance for managed services, which I think some people would argue is certainly the same thing anyway, but where does that leave you with respect to paid prioritization? Am I to understand that your proffer to the FCC voluntarily precludes Comcast from paid prioritization deals?

David Cohen - Comcast Corporation - EVP

And so, your question -- it's one of the great questions because it's got about eight levels to it. So let me start with this level, which is we are not sure we know what paid prioritization or what a fast lane is.

No one has defined that and no one defined in 2010. No one has defined it in the current debate, which I don't think is a debate, I think it's I'm not being critical when I say this, so I want to be very careful, but it's been an almost hysterical reaction to an attempt by the chairman of the FCC to put in place legally enforceable open Internet protections that went further than the protections that were put in place in 2010. And you've got the whole world reacting to a document that no one has seen, which I always think is hazardous.

Not my preferred course of action. So we honestly don't know what pay prioritization or fast lane is. It's been the specter that has been stirred up by the Netroots and the opponents to what Tom Wheeler is doing because it sounds bad.

I think a fast lane sounds bad. But since we don't know what it is, or what the definitions of it are, it's a little bit hard to be able to react to it.

I believe that whatever it is, a fast lane, paid prioritization, whatever you want to call it, has been completely legal for 15 or 20 years. Before they were open Internet, they were not covered in Michael Powell's principles. As you said they were not covered in the 2010 order although the chairman said at the time that he would likely view them skeptically and was sort of a warning to everyone, be careful what you do in this space, whatever it is.

But he said and Tom Wheeler said in his early months in office before his proposing an order, that we need to let the market develop here and see what practices come out because there might be good practices as well as harmful practices. And I Julius Genachowski, I Tom Wheeler, am not prepared to simply prohibit whatever these things are at the outset. So I think they have been lawful for 15 or 20 years and we have never done them.

Craig Moffett - MoffettNathanson - Analyst

But that would say that your offer to the FCC, or your commitment to comply does not have any bearing on paid prioritization. It's not clear that --

David Cohen - Comcast Corporation - EVP

That is correct. Our offer is to comply with the 2010 FCC Open Internet Order, which did not prohibit paid prioritization. So whatever it is, we are allowed to do it.

But whatever it is, we haven't done it. Because we do not know exactly what it is and what we don't -- by the way, I can speculate, I'm happy to -- and my position, by the way, on paid prioritization, let's just lump fast lane, paid prioritization together, is -- and you didn't exactly ask this, but I think this is important, to see what Tom Wheeler is trying to do, or what I think he is trying to do, as you've said chairman Genachowski basically ignored this issue in the order.

And it was one of the alleged gaping loopholes that the Netroots community was concerned about in that order. The order gets turned down. It gets overturned by the DC Circuit, which I think for the first time lays out under Section 706 a broad defined authority by the FCC to regulate the Internet.

And I think what Tom Wheeler tried to do, and again it is speculation because I have not seen the document that will be released publicly presumably tomorrow. But I think from reading his blogs and hearing his speeches and reading the press reports about what is going on, I think what he tried to do was to take the broad authority that was in the DC Circuit decision and say, okay, I'm going to do a better order that is more protective of consumer interests than Julius Genachowski did in 2010 because I think I have the authority to do that under the DC Circuit decision.

So I am going to beef up transparency. And I think transparency, I'm speaking in Tom Wheeler's voice now not to be presumptuous, and I think transparency is a very significant tool that can be used in creating an open Internet and an open Internet environment.

I'm going to reinstate the no-blocking rule, which was overturned by the DC Circuit and I'm going to put back in place a non-discrimination rule. And in putting in place the non-discrimination rule I'm going to do more than what the 2010 order did.

What I'm going to do is I'm going to say that I am going to address paid prioritization, let's just call it that, and I'm going to say that if paid prioritization is commercially unreasonable, it is unlawful. I am actually going to take a position on paid prioritization and I'm going to judge that on a case-by-case basis and I'm going to try to set up some guardrails so that people know what might be commercially reasonable, what might be commercially unreasonable. So I think that is what he was trying to do.

Craig Moffett - MoffettNathanson - Analyst

I think so too.

David Cohen - Comcast Corporation - EVP

And then you have this reaction of, my God, he is authorizing a fast lane. That's the death of net neutrality and therefore we have to go to Title II. I think there are a lot of logical -- I think there are lot of synapses in that logical chain but I'm going to give you the biggest one.

And Tom Wheeler himself has a written about it in a blog, lots of people have commented on it, which is, and I hope this isn't headline news to everyone in this room, but there is nothing in Title II that provides authority for saying that all services have to be treated the same. In fact the whole history of Title II has been that telecom carriers regulated under Title II are absolutely allowed to provide different levels of service for different amounts of money.

Think about Bell's providing different level of service to businesses versus residences. And in fact the language of Title II is that the differentiation in services being provided has to be commercially reasonable.

That's the same words that Tom Wheeler was flipping on its head to be commercially unreasonable. So I think what he was trying to do was to import the more intrusive Title II standard into Section 706 in limiting the level of paid prioritization that could occur.

Craig Moffett - MoffettNathanson - Analyst

If that was the intent, it has arguably stirred up a controversy that he did not expect, right?

David Cohen - Comcast Corporation - EVP

I think that is true.

Craig Moffett - MoffettNathanson - Analyst

And so here we are, it's up for vote tomorrow. As most of you know we have Commissioner Rosenworcel speaking this afternoon. But I think it's fair to say that the DC Circuit effectively said, look, you can't prohibit paid prioritization under Title I.

And so you've got a position right now from the chairman which is deemed too restrictive for the Republicans to support it and too permissive for the Democrats to support it. And so we are stuck in this kind of middle ground where suddenly we have an upswell for Title II.

David Cohen - Comcast Corporation - EVP

Remember -- let's remember, what is being voted on tomorrow is a proposed rule. A proposed rule that no one has seen.

And in the NPRM, notice of proposed rulemaking, presumably there is going to be a schedule set for comments. The rumor is 60 days for initial comments, 60 days for reply comments.

So everyone is going to have a chance to weigh in as they have been doing for the last two or three weeks with a major difference being that as we are weighing in over the next 120 days, we will actually be able to see the rule that is being proposed and see some of the justification for it. But here I just want to reinforce the point I am making.

If the objection to what Tom Wheeler may have been proposing, even though no one has seen it, is that it authorized a fast lane, which is the way the Netroots refer to it and therefore we need to have Title II, the problem with that logic is that you can't prohibit a fast lane under Title II either. So the Title II does not give the FCC the authority to be able to prohibit paid prioritization.

Craig Moffett - MoffettNathanson - Analyst

Title II does come with a lot of other stuff.

David Cohen - Comcast Corporation - EVP

Correct.

Craig Moffett - MoffettNathanson - Analyst

Including, I have argued, in effect it imports all of the rules and regulations of the 34 Act, some of which are price regulation although we have been promised a forbearance. But it would seem like it opens the door to price regulation.

David Cohen - Comcast Corporation - EVP

Price regulation, open access, wholesale open access at price regulated levels, there's a whole parade of horribles that comes from Title II that -- and by the way I think again my understanding, and of course I don't know anything, and we'll know in 24 hours whether I am right or wrong, is that notwithstanding all of this storm and drama, and notwithstanding all of the chaos and hysteria, I believe that Tom Wheeler is going to propose a rule tomorrow that is a Title I rule, that is Section 706.

I think he is going to pose a lot of questions about Title II. He may pose them in a more open-ended fashion than he previously was going to post them.

I think he is going to explicitly say that Title II is on the table. I think he's going to ask for comments specifically on what is the best way to have these regulations under Title I, or Title II.

I think embedded in that he will ask whether you can regulate paid prioritization under Title I or Title II. Bu those are all going to be questions that are then discussed and analyzed over the next four to six months.

Craig Moffett - MoffettNathanson - Analyst

I'm going to take a step back from Title II for second to a broader question. And as you know, and I think as a lot of people know in the room that have read my research, for years I have talked about the net neutrality and this broader collection of issues as really a battle over transport charge and that fundamentally what we are talking about here is transport charge. And to that end I guess I have a couple of questions. You have argued that fairness dictates that cost of transport ought to be in proportion to actual usage or else we are going to end up with higher prices overall and we are going to end up with light users subsidizing heavy users.

David Cohen - Comcast Corporation - EVP

People who use more should pay more and people who use less should pay less.

Craig Moffett - MoffettNathanson - Analyst

But there are two ways to get at that. One way is to charge end users and say that the heaviest users are going to pay more and the lightest users are going to pay less. The other is to charge at the ingest side of the network and say that interconnection and the volumes of traffic delivered into the network are the way that you recoup transport.

Conceptually, which of those is preferable for consumers? Which is preferable for regulators, and which is preferable for Comcast?

David Cohen - Comcast Corporation - EVP

I don't think we know the answer to that question yet but I want to make a really important point which is, I think there are two different markets here. And forgive me, I am a recovering antitrust lawyer, so I always like to think in terms of markets. But in terms of telecom policy there are two different markets here.

There is the last mile market where we as an ISP deliver content to our customers and charge customers for that content and they access the Internet by going through Comcast as an ISP. And there is what I'd call a first mile market, which is the way in which the Internet at large, the Internet Edge providers, content providers, get their content onto our network to be able to be consumed by our consumers.

The open Internet debate is about that first market. It's about the last mile market and it's about treating, making sure that consumers have an open and unfettered access to all of the content on the Internet, that there is no blocking, there is no discrimination in the way in which they get access to that content. The old extreme example, when a consumer types into her browser www.barnesandnoble.com, she should not be directed to Amazon because we have a deal with Amazon that says we will direct any book-related search to your site. That was the original extreme example of how we as ISPs could disrupt the Internet and could violate a principle of net neutrality.

And in this day and age it would relate to a consumer being able to get advertised speeds and excess whatever content the consumer wanted through those advertised speeds. The interconnection market is a completely different market and it functions in a different way. It is a market that it would argue is intensely competitive.

I think the ISP market is competitive but the interconnection market is intensely competitive. There are dozens of very large players in that space who are selling transit services. The competition is so intense in that market that the pricing in the interconnection market has dropped 99% in the last 15 years.

So my bottom line being is I think interconnection is, and I have to think it through all the way, I think it's an inefficient and potentially unproductive way to try and accomplish the goal that people who use more should pay more and people who use less should pay less. Because we are not -- we have a transit relationship with a Level 3, or an Akamai, yes we have some bandwidth intensive applications that are used more, but there is a vast amount of traffic that they are delivering to us, and by the way, a vast amount of traffic that we are delivering to them.

And so among the dozens of large players here, Comcast alone has 40 companies with which we have settlement-free peering. That is we don't pay them anything, they don't pay us anything because our traffic is roughly in balance. And there was a time when Netflix was using Akamai, Level 3 then Cogent and their traffic was in balance with our traffic.

So there was no way in that model for us to collect anything without completely disrupting the business model and structure of the interconnection market, which I think would be a mistake to do. So I think that the right way to do this is to use usage-based billing and do it on the last mile and to do it in a fair and non-discriminatory fashion. And I think that is the way you can deliver the equity proposition that heavier users pay more and lighter users pay less.

Craig Moffett - MoffettNathanson - Analyst

That's a, as you well know, a topic of a fair amount of controversy. What is the status of usage-based billing, and is that likely to be a topic of interest for regulators in the merger review?

David Cohen - Comcast Corporation - EVP

So I doubt it in the merger review because it really has nothing to do with our transaction. It's a generic industry-related issue. I wouldn't be stunned to see usage-based billing questions in the NPRM around the open Internet because people have tried to make this an open Internet issue.

Craig Moffett - MoffettNathanson - Analyst

And Reed Hastings, the CEO at Netflix that when he calls for strong net neutrality, I think his definition of net neutrality is transport shouldn't have a charge associated with it.

David Cohen - Comcast Corporation - EVP

But he is talking about the interconnection line.

Craig Moffett - MoffettNathanson - Analyst

At the interconnection line, in general.

David Cohen - Comcast Corporation - EVP

He would like free transit. Reed, I have a huge amount of respect for Reed Hastings. He has built an amazing business.

And I don't blame him for saying I would like my transit to be free. He used to pay $700 million to the United States Postal Service. Taking $700 million cost of your business is a good thing.

But I point out, I would like set-top boxes for free. Imagine how much that would take out of our business and how much we could lower the pricing for our customers.

But somebody's got to pay for the set-top boxes. And obviously we are the most logical person to pay for the set-top boxes.

Reed's argument that he should have free transit, and it is a Cogent argument as well, that there should be free transit is just a cost shifting argument. That's an argument there is cost for transit providers, content delivery, networks, other transit providers to connect to our network. There is a cost to that.

And if Netflix doesn't bear its share of those costs to connect to the network then we have no choice but to raise prices for everyone else. Even though Netflix is responsible for one-third of the traffic on the Internet at peak times, that means two-thirds of the traffic is not Netflix. And making a rough approximation here, why should two-thirds of the people who never use Netflix pay for the cost for Netflix to attach to our network?

It doesn't make any sense. But I think that's a separate issue.

Craig Moffett - MoffettNathanson - Analyst

That's separate. So let's go back to usage-based pricing.

David Cohen - Comcast Corporation - EVP

The usage-based pricing, so we are -- I can speak about what we are doing. We have a series of pilots. We've got three or four different structure of pilots that we started rolling out in smaller markets.

We rolled it out in Atlanta as our first large market I guess late last year. And we are trying to go slowly here. Not out of a regulatory concern because we think what we are doing is totally appropriate.

But we are trying to go slowly here because we have no desire to blow up our high-speed data business. And notwithstanding what some people say, we feel competition in our high-speed data business across our entire footprint.

And we don't want to chase our customers away, so we are rolling out different models, different approaches. We are surveying our customers.

We started -- we developed a very good usage meter so people could always tell where they were in usage and we have refined that a half-dozen times in reaction to customer comments. And when we started we had two basic models, one is depending on the tier of service you bought, that's how much capacity we would give you in a month.

So you'd get whatever, 250 gig -- I don't remember these numbers, we are right at 15, at our 15 meg down service and 350 at 50 meg and 550 at 100 meg and whatever. Then we had a model where everybody got 300 or 350 and you could buy extra packages of 10 meg each as you went through them for $10. And tentatively, we are not there yet, it seems like the second model is preferable to consumers than the first model.

The first model didn't really understand, it was a little confusing to them, seems like the second model is preferable to that. We then grafted onto that the low usage option and that seems to be reasonably popular. Not that a lot of customers are taking it but having the choice is something that is attractive to them.

So we continue to tweak this and we continue to work it around. And we are trying -- Atlanta is obviously the test of do we get the same reaction in a large market.

What is the customer disruption? How many phone calls do we get? Do we get disconnects as a result of doing this?

So I think we are approaching this in the most responsible and rational way that you can approach it. And that if we ever -- and we also want to see, by the way, what does this do to people's use of the Internet? Are people not using the Internet?

And how many people are impacted by this? So, I don't have a problem saying that in our pilot markets, more than 98% of our customers are not affected by this.

So you are talking about something less than 2% of the customers being affected by these pilots. So we are not ready to say we have all the answers and that we know exactly what we are going to do. But we certainly have a robust set of pilots that we are very comfortable with.

We are very comfortable with the way we are proceeding. And we are comfortable that we are not going to shoot ourselves in the foot or the head by rolling something out that is going to turn people off to what arguably could be the most important product that we offer, which is our high-speed data product.

Craig Moffett - MoffettNathanson - Analyst

Bottom line is, 5 years, 10 years from now, do you think that we will be in a model where the Internet is fully variablized, or usage is fully variablized, or at least variablized to the extent that most people are selecting from a reasonably large number of usage plans that match their usage to their price?

David Cohen - Comcast Corporation - EVP

I actually think the answer to that is, no. I would say, if you made me predict today, and I don't want to get myself in any trouble, if you may be predict today, I would predict that in 5 years Comcast at least would have a usage-based billing model rolled out across its footprint.

But I would also predict that the vast majority of our customers would never be caught in the buying the additional buckets of usage, that we will always want to say the basic level of usage at a sufficiently high level that the vast majority of our customers are not implicated by the usage-based billing plan. And that number may be 350 -- that may be 350 gig a month today, it might be 500 gig a month in five years, but it will never -- I don't think we will want to be in a model where it is fully variablized and 80% of our customers are implicated by usage-based billing and are all buying different packets of usage.

I don't think that's the model that we are heading toward but five years ago I don't know that I would have heard of something called an iPad. So very difficult to make predictions.

Craig Moffett - MoffettNathanson - Analyst

As a reminder, please pass your questions to the center. Carol will collect questions -- sorry, Rona will collect the questions.

I want to talk about the broader M&A landscape for a second. It's not lost on anyone in this room that there is just an unbelievable and unending stream of merger proposals coming in the broader landscape between Sprint and T-Mobile, with AT&T and (multiple speakers)

David Cohen - Comcast Corporation - EVP

I think they are merger rumors.

Craig Moffett - MoffettNathanson - Analyst

Merger rumors. Well, in the case of Sprint and T-Mobile -- both, at least one of the companies is saying hell or high water. How would they, if they are brought, if AT&T brings DirecTV in two weeks, if Sprint and T-Mobile show up in what they have said in the press could be June or July in front of the Department of Justice and the FCC, how do you think that would affect the review of Comcast, Time Warner Cable?

David Cohen - Comcast Corporation - EVP

So, I think -- let's divide this into two parts. I think in the popular press there will be an irresistible temptation to link all these deals and say, see, this is what we were worried about, industry consolidation. And this is media consolidation, this is a reason why all these deals should be turned down.

I think the teams at the Justice Department and the FCC are sufficiently professional and expert that that is not the way they will think about it. I think every transaction needs to stand on its own merits.

And I think that when assess, even if you are assessing at the same time, a series of transactions, no true transactions are the same. The markets are different, the impacts on those markets are different.

And I think that each transaction will be judged on its own merits. So again, I don't take positions on other people's deals, so nothing I am about to say should be viewed as taking a position on any deal, but obviously a Sprint, T-Mobile deal is a wholly horizontal deal.

And it's in a different market than we are in, it's in the wireless market. And there will be arguments about the importance of creating a truly powerful number three to compete against number one and number two to preserve pro-competitive benefits.

On the other hand there is an elimination of a competitor in the top four. In a AT&T, DirecTV, there will be pro-competitive arguments made about a greater ability of AT&T to be able to pair high-speed data services with DirecTV video services creating a triple-play bundle for more DirecTV customers making DirecTV and AT&T combined a more formidable video competitor in the marketplace, more on a national basis or on a near-national basis.

On the other hand, AT&T and DirecTV overlap in 25% of the country. So in 25% of the country is the elimination of a competitor.

In Comcast, Time Warner cable we don't compete for any customers in any ZIP Code in America. We are only adding, and I put the word only around it, 7 million video customers to our customer base. And under traditional antitrust standards and public interest standards, the potential benefits from the transaction significantly outweigh any of the potential risks from an antitrust or public interest benefit perspective.

So different markets, different analytics, different questions. And you could easily see the -- I don't think you are going to see a blanket approach by the DOJ and by the FCC to all three of those transactions. Each one will be assessed on its individual merits.

Craig Moffett - MoffettNathanson - Analyst

Success for those transactions would require, I think, a redefinition of the market. The wireless transaction would require viewing it through a different lens then saying we are going from 4 to 3, it require it being viewed through the fixed wireless broadband, for example, is adding a competitor, or when people talk about Dish, DirecTV they talk about it -- that to sell it in Washington you would have to convince people that you are adding a competitor to the bundle rather than losing a competitor to pay-TV.

Talk about that for a second. How receptive do you think Washington will be to the redefinition of these markets, and do you think it's appropriate that we view them as intermodal now rather than through the traditional silos of number of carriers in each market?

David Cohen - Comcast Corporation - EVP

So, I agree with how you have set that up. I am actually not sure it is a redefinition of the market.

What you have described is how the companies would sell their transactions within traditional market definitions. And I think that's (technical difficulties).

So I think -- look, you have just recited some of the same pro-competitive benefits that I cited that I think the parties will cite. I don't know how this would sort out.

Obviously, not surprisingly like the way our transaction stacks up against traditional standards. And I do think the spate of potential transactions that might follow strengthens our argument that our transaction is all about scale, getting scale to be able to invest to be able to better compete against national and global competitors that we already have and that it would be a mistake to judge even the traditional markets in which we operate in the way in which they exist today.

Because six months from now, a year from now, two years from now, these markets are so dynamic and they move so quickly that you have to anticipate the future. And the future may well involve these types of consolidations and new business models and new approaches to these markets that we need to be in a position to be able to react to.

So I frankly think the alchemy that is created by these transactions is hugely supportive of the basic thrust in favor of the transaction that we have articulated. So I sort of like our position and our position is obviously the one I have studied the most. I haven't really studied the positions or tried to analyze them deeply that other transactions and the companies involved in other transactions might be prepared to use.

Craig Moffett - MoffettNathanson - Analyst

David, one of the questions I have here is -- passed forward -- is about Google Fiber. And when you pointed to in front of the Senate and House Judiciary Committee, you pointed to the level of competition and occasionally you've pointed to competition at the aggregation layer, that is from people like Netflix and Hulu and what have you. And sometimes you have pointed to competition at the physical layer from Google Fiber and AT&T and Verizon.

How much, when you think about Google Fiber, how much of the country do you think they will actually expand to? And where do you think you will face facilities-based competition from a full-fledged fiber-based competitor that can match the capability of Comcast's plan?

David Cohen - Comcast Corporation - EVP

So I'm going to answer the question, but I can't resist because it's a unresistible softball of, you have to tell me whether we end up with Title I or Title II regulation. Because if we end up with Title II regulation there is no way Google is going to invest the amount of money they will have to invest to be able to expand into fiber.

Craig Moffett - MoffettNathanson - Analyst

And let me --

David Cohen - Comcast Corporation - EVP

It's just unthinkable that you would spend billions and billions of dollars to build fiber that could be subject to open access requirements with government-regulated wholesale rates and a government-regulated price model. It is inconceivable that any company would do that.

Craig Moffett - MoffettNathanson - Analyst

And yet, Google was one of the signatories of a letter earlier this week that effectively said no paid prioritization and reading between the lines, sounded an awful lot like we want Title II.

David Cohen - Comcast Corporation - EVP

But it did not say Title II. I think the headline of that letter is, and look at the 150 tech companies who signed it, the headline of that letter is that it did not advocate for Title II.

So I'm not saying I know anything but if you are 150 tech companies -- by the way, the majority of which have previously advocated for Title II, not Google, by the way, but the majority of which have previously advocated for Title II, and you write a letter in the heat of this debate urging strong net neutrality and you don't advocate for Title II, I think there is significance to that. So (multiple speakers) let me ask you to answer the question straight after I have my snide connection to the Open Internet rule.

I, like everyone else, I don't know what Google is up to and I don't know what their real plans are. They started in one city and then they went to three cities. Now they have announced that they are looking at as many as 34 cities.

They say that they have a business model that works and the way they are rolling out might be true. Not on a citywide basis but in particular neighborhoods and they don't invest until they get a certain percentage of people to sign up. So very different than the cable model.

So I can't say or predict whether Google Fiber in fact does rollout in a more aggressive way. But I will tell you as a company that at every stage of competitive threat that has come into play where there have been doomsayers that say my God this is the end of cable and once again cable is going to wither on the vines and not be able to survive, in every single one of those occasions cable, and in particular Comcast, has risen to the occasion.

Competition has made us a better company at every single step of the way. And so I think if Google Fiber does up being a viable competitor in multiple Comcast markets we are going to step up our game and the competition from Google Fiber is going to make us a better company and a more successful company just like satellite made us a better company and a better competitor, just like FiOS made us a better company and a better competitor, just like AT&T U-verse made us a better company in a better competitor, just like Netflix, which stimulated our creation of Streampix, has made us a better company and a better competitor.

I think we are well positioned to respond to any competitive threat. And our history has demonstrated that we've been able to do that in an economic way. And we have been able to not only hold on to our customer base but to grow our Company and again to come out at the other end with X1, with the fastest Internet speeds in the country, with a rapidly growing Comcast business class service, with a telephone business that is -- a residential telephone business that is still adding customers.

I keep reading every time the Bell's report about residential telephone service being a melting ice cube. Their water that is melting is dripping onto our ice cube that is growing.

And so I think we are up for the competition. And I am an advocate of the fact that at the end of the pipe when the competition is finished, we are going to end up being stronger, better and a more effective competitor and a more attractive choice for our customers than we were before the competition.

Craig Moffett - MoffettNathanson - Analyst

David, that's a fantastic way to end the conversation. I can't thank you enough for this. It's always fascinating and I really appreciate you joining us today.

David Cohen - Comcast Corporation - EVP

Thanks, Craig. I appreciate it.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of

Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.